# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JAB Acquisition Corp I, CIK 0002128739
CUSIP: G50004129
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 270 SYLVAN AVENUE SUITE 2230, ENGLEWOOD CLIFFS, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 908,000; shared voting power 0; sole dispositive power 908,000; shared dispositive power 0; aggregate amount beneficially owned 908,000 (5.26% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 908,000; shared voting power 0; sole dispositive power 908,000; shared dispositive power 0; aggregate amount beneficially owned 908,000 (5.26% of the class)

## Item 1. Issuer
Name of issuer: JAB Acquisition Corp I
Address of issuer's principal executive offices:
270 SYLVAN AVENUE SUITE 2230, ENGLEWOOD CLIFFS, NEW JERSEY
07632

## Item 2. Person Filing
Name of person filing:
Decagon Asset Management LLP

Benjamin John Durham
Address of principal business office or, if none, residence:
5 SWALLOW PLACE
LONDON, United Kingdom
W1B 2AF
Citizenship:
Decagon Asset Management LLP - UNITED KINGDOM

Benjamin John Durham - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 908,000
Percent of class: 5.26
Sole power to vote or to direct the vote:
Decagon Asset Management LLP - 908,000

Benjamin John Durham - 908,000
Shared power to vote or to direct the vote:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Sole power to dispose or to direct the disposition:
Decagon Asset Management LLP - 908,000

Benjamin John Durham - 908,000
Shared power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, Olivia Cooper COO (08/03/2026)
- Benjamin John Durham: Ben Durham, Ben Durham CIO (08/03/2026)